UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒      Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐      No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐      No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF):  60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A., (BM&FBOVESPA: FIBR3 | NYSE:FBR) (“Fibria” or “Company”), continuing with the feasibility studies for the expansion of its plant in Três Lagoas (Mato Grosso do Sul State), hereby announces that, this Monday (January 13, 2014), it met with approximately 150 representatives of the main 36 equipment suppliers companies of the pulp industry in the interior of São Paulo state. The idea behind the meeting was to invite them to participate in the detailing stage of the project, which should be submitted to the approval of the Board of Directors by the end of the first half of this year.

Fibria’s new pulp line in Três Lagoas, which already have environmental licensing, and, if installed, will have a capacity 1.75 million tons per year, raising the unit’s total production capacity to 3.05 million tons per year and making it the largest pulp industrial unit in the world. In 2009, Fibria installed its first production line in the region, with an annual capacity of 1.3 million tons, pioneering operations in the city, which is now considered the pulp capital of the world. The company already has great part of the wood supply needed for the new plant operations.

Fibria, which focuses on disciplined growth, is making every effort to take advantage of a window of opportunity for the start-up of its new pulp capacity. The Company is preparing for the new line to begin operations at the end of the fourth quarter of 2016. Fibria has extensive experience in project management of implementing pulp plants, which results in the efficient management of suppliers, contracts, costs and schedule.

São Paulo, January 13, 2014.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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